BARNETT & LINN
ATTORNEYS AT LAW
23945 Calabasas Road, Suite 115 • Calabasas, CA 91302
www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

June 1, 2016

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	J. Nolan McWilliams, Attorney-Advisor

John Stickel, Attorney

Effie Simpson, Accountant

Claire Erlanger, Accountant

Re:	OGL Holdings, Ltd. (“Registrant”)

Amendment No. 1 to Registration Statement on Form S-1

Filed on March 30, 2016

File No. 333-210468

Gentlepersons:

The Registrant hereby files its Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”). The Amendment No. 1 has been revised in accordance with the Commission’s comment letter dated April 25, 2016 (“Comment Letter”).

To assist the staff in its review of Registrants responses, we have provided a copy of Amendment No. 1 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

General

1.	In response to your comment please be advised as follows:

Since September 21, 2015, at which time there was a change of control the new owners have been developing their business plan and investigation site for their business enterprise. On February 26, 2016, the Registrant acquired the exclusive right to operate and further develop an Organic Exhibition Garden (“OEG”) which is a theme type park open to the public. There is an entrance fee that will be collected by the Registrant. The Registrant’s first quarter Form 10-Q filed with the SEC on May 27, 2016, shows assets, other than cash, and includes the license agreement for the OEG. In addition in late April and May 2016, the Registrant began collecting entrance fees and expects revenues for the second quarter to exceed $100,000USD. In addition, the Registrant has no plans at this time to merge with an operating company that is not in a similar business as the Registrant. None of the Registrant’s control shareholders have any plans to enter into a change of control or change management. Our directors and officers and control shareholders, have never previously been involved with a development company that did not implement its business plan, that generated no or minimal revenues or was engaged in a change of control.

In view of the above, on behalf of the Registrant, we respectively request that the Registrant not be considered a “shell company” as defined by Rule 405 under the Securities Act of 1933.

Risk Factors, page 7

2.             In accordance with your comment we have inserted an additional Risk Factor discussing, among other things, the challenges and risks involved in raising funds in a timely manner to support the business of the Registrant.

The Business and Business Plan, page 11

3.             In accordance with your comment, we have added disclosure regarding the commencement of revenues in April, 2016.

4.             In accordance with your comment, we have added disclosure relating to the anticipated costs of each of the development phases listed on page 12.

Competitors, page 15

5.             In accordance with your comment we have revised this section to address the lack of competition to the Registrant’s particular niche agricultural business.

Management, page 20

6.             In accordance with your comment we have revised the descriptions of the officer’s principal occupations and employment during the past five years.

Executive Compensation, page 20

7.             In accordance with your comment we have revised this section to clarify that Mr. Lim will not receive any stock as part of his compensation nor will he receive any compensation for the near future.

Certain Relationships and Related Transactions, page 21

8.             In accordance with your comment we have added Messrs. Cassidy and McKillop to the list of Selling Shareholders. They were always intended to be selling shareholders but were inadvertently left off the list.

9.             The agreement with Mr. Lim for him to loan monies to the Registrant for all operation expenses is an oral agreement between the Registrant and Mr. Lim. It was memorialized in the minutes of the Board of Directors dated March 29, 2016. We have attached a copy of said Board of Directors meeting.

June 1, 2016

Re: OGL Holdings, Ltd. (“Registrant”)

Report of Independent Registered Public Accounting Firm

10.          In accordance with your comment the accountant’s report has been revised.

Signatures

11.          In accordance with your comment, we have revised the signature section to clarify the capacities under which each officer is signing.

Enclosed with this response is a letter from the President of the Registrant acknowledging, among other things, the Registrant’s responsibility for the adequacy and accuracy of the disclosure in this filing.

We believe that we have responded to all of your comments fairly and reasonably. Please contact the undersigned as soon as possible should you have any further questions or comments.

Thank you in advance for your courtesies and cooperation.

Very truly yours,
Barnett & Linn

William B. Barnett

WBB: scc

cc/ Mr. Lim, President

OGL HOLDINGS LTD.

24 Floor, Xuyi County, Jiangsu Province

Huai River Town 57, China

Tele: 0517-886 55757

June 1, 2016

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	J. Nolan McWilliams, Attorney-Advisor

John Stickel, Attorney

Effie Simpson, Accountant

Claire Erlanger, Accountant

Re:	OGL Holdings, Ltd. (“Registrant”)

Amendment No. 1 to Registration Statement on Form S-1

Filed on March 30, 2016

File No. 333-210468

Gentlepersons:

Please be advised that, on behalf of the Registrant, I hereby acknowledge the following:

•	Should the Securities and Exchange Commission (the “SEC”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•	The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Lim Kun Lim
Lim Kun Lim, President